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Exhibit 99.01

Consent of Coughlin Associates

        Coughlin Associates grants Omneon Video Networks, Inc. (the "Company") permission to disclose the following information taken from the 2007 Entertainment Content Creation and Digital Storage Report in all filings made by the Company with the U.S. Securities and Exchange Commission. Data in the two sentences below was taken from Table 40 on page 102.

        "...with total annual new storage capacity needed for the digital content value chain, excluding storage for long-term archiving and media preservation, being expected to grow from approximately 196 petabytes in 2006 to approximately 496 petabytes in 2010, according to Coughlin Associates."

        "...with total annual new storage capacity needed for the digital content value chain, excluding storage for long-term archiving and media preservation, expected to grow from approximately 196 petabytes in 2006 to 496 petabytes in 2010, representing a compound annual growth rate of 26%, according to Coughlin Associates."

        It is understood by both Coughlin Associates and the Company that Coughlin Associates will be credited as the source of publication.

February 12, 2007	Coughlin Associates
	By:	/s/ THOMAS M. COUGHLIN
Name: Thomas M. Coughlin
Title: President

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Consent of Coughlin Associates